Crown Dynamics Corp.
8399 E. Indian School Rd., Suite 202
Scottsdale, AZ 85251

September 7, 2012

Ms. Amanda Ravitz, Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549

Re:        Crown Dynamics Corp.
Form 10-K for the fiscal year ended December 31, 2011
Filed March 14, 2012
Form 10-Q for the quarterly period ended March 31, 2012
Filed May 21, 2012
Form 8-K12G3/A dated March 20, 2012
Filed June 11, 2012
File No. 333-169501

Dear Ms. Ravitz:

Crown Dynamics Corp., a Delaware corporation (the “Company”), has received and reviewed your letter of August 7, 2012, pertaining to the Company’s Form 10-K, Form 10-Q, and Form 8-K12G3/A (the “Filings”) as filed with the Securities & Exchange Commission (the “Commission”) on March 14, 2012, May 21, 2012, and June 11, 2012, respectively; File No. 333-169501.

Specific to your comments, our responses below are in addition to the amended documents that are forthcoming and will be filed via the Edgar system no later than 9/13/12.  The following numbered responses correspond to those numbered comments as set forth in the comment letter dated August 7, 2012.

Form 10-Q for the quarterly period ended March 31, 2012

Note 12. Business Combination, page 14

1.	We refer to your response to prior comment five. In light of your conclusion that Airware is the acquirer in the merger with Crown Dynamics, please assist us with the following:

●	Tell us how you intend to account for the merger and explain the basis in GAAP for your determination.
●
Tell us whether you believe the transaction is a business combination as described in FASB Codification Topic 805. Clarify whether you believe Crown Dynamics was a business at the time of the merger and explain how your conclusion considers the guidance from FASB ASC 805-10-55-4 through 805-10-55-9.

●
Tell us how you will account for any intangible assets identified in acquisition accounting and support your determination in GAAP. Also, address impairment considerations from FASB Codification Topic 350. In that regard, we note that you have informed us that you do not plan to pursue the technologies subject to the license agreement between Crown Dynamics and Zorah LLC.

●	Tell us how and when you plan on revising prior filings to reflect the revised accounting conclusion on the merger, as described in your response dated July 30, 2012.

Please also be aware that you should file an Item 4-02 Form 8-K if and when you determine that prior financial statements should no longer be relied upon. Refer to the instructions to Form 8-K for further guidance.

RESPONSE:

●
We intend to account for the merger of Crown Dynamics Corp. and Airware Holdings, Inc. as a capital transaction (recapitalization) rather than a business combination.  The accounting will be the same to that resulting from a reverse merger, except no goodwill or other intangible assets will be recorded.  Reference 805-40-25-1.A. See the following response for additional support.

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●
We do not believe Crown Dynamics Corp. was a business at the time of the merger. Crown has only one asset, a relatively newly acquired license agreement valued at $123 at the time of the merger. Crown has no operations or employees other than the officers of the corporation at the time of the merger.

1.
ASC 805-10-55-4 through 9 provides guidance for determining whether an entity is a business. We do not believe Crown meets the definition of a business under the guidance.  The assets and activities of Crown were very limited at the time of the merger. Crown Dynamics Corp. fails to meet the definition of a business under 808-10-55-4 a. and 4b.

2.	55-4 a. through c. defines the 3 element of a business, input, process and output:

a. Input:  Crown has intellectual property at the time of the merger through a license agreement with Zorah, LLC.  The license has limited value and is carried on the books of crown of $123. The license agreement is the only asset of Crown at the time of the merger.

b. Process:  At the time of the merger Crown did not have any system when applied to its inputs (intellectual property as noted in the license agreement ina. above) that would create or have the ability to create outputs.  There is no documented strategic management process, operations process or resource management process that would lead to an output.  There are no employees of Crown with the necessary skills or experience that being applied to inputs that would lead to outputs. AirWare Holdings, Inc. is unable to integrate the license with its own inputs and processes

c. Outputs:  Crown has no outputs nor the ability to create outputs based on b. above.

●
The only intangible asset acquired in the merger is the $123 license between Crown Dynamics and Zorah LLC. As this amount is not material to the total of the merged entities no adjustment for impairment is anticipated at this time.  We would anticipate a subsequent events disclosure in the revised filings noted below of our plan not to pursue the technologies subject to this license.

●	We plan to file a Form 10-Q/A to reflect the change of changes noted above and the accounting conclusion that Airware Holdings, Inc. is the accounting acquirer.

Form 8-K12G3/A filed on June 11, 2012

2.
We note that the Form 8-K12G3/A filed on June 11, 2012 was signed by Mr. Steve Aninye as the Chief Executive Officer. Since Mr. Aninye resigned from the company on June 7, 2012, please tell us why you should not amend the Form 8-K to include the signature of Jeffrey Rassas, the Chief Executive Officer as of the date the 8-K amendment was filed.

RESPONSE: The Company has amended the Form 8-K to include the signature of Jeffrey Rassas, the Chief Executive Officer as of the date the 8-K amendment was filed, in order to comply with the request in the issued comment.

In connection with the Company’s responding to the comments set forth in the August 7, 2012 letter, the Company acknowledges that:

●      The Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

●      Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and,

●      The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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A copy of this letter and any related documents have also been filed via the EDGAR system.  Thank you for your courtesies.

Very truly yours,

/s/  Jeffrey Rassas
Jeffrey Rassas
CEO and President

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